Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

February 3, 2017

Edward J. Rubenstein

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen High Income 2020 Target Term Fund (File Nos. 333-212964 and 811-
23051) (the “Fund”)

Dear Mr. Rubenstein:

      This letter responds to comments you provided via telephone on January 27, 2017 to the Fund’s Pre-Effective Amendment No. 2 on Form N-2, which was filed on January 23, 2017. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2.

Prospectus Summary - Investment Policies, page 3 - 4

1.	Comment: The following disclosure appears under “Investment Policies”:

The foregoing policies apply only at the time of any new investment.

In your response letter, please explain how this sentence informs the Fund’s compliance with the stated investment policies.

Response: The policy “The Fund will not invest more than N% of total assets in X, applied at time of purchase” will be applied at the time of purchase of any asset that possesses feature X. It will not be applied at the time that the Fund purchases an asset that does not possess feature X.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Edward J. Rubenstein

February 3, 2017

The policy “The Fund will not invest less than M% of total assets in Y, applied at time of purchase” will be applied at the time of purchase of any asset that does not possess feature Y. It will not be applied at the time that the Fund purchases an asset that does possess feature Y. (E.g., if M = 80, and the Fund currently has 78% of total assets invested in Y, and now invests another 1% in Y, that is not a violation of the policy.)

Prospectus Summary - Use of Leverage, page 7

2.	Comment: Please explain supplementally whether the Fund considers its use of leverage to be a principal strategy. Please also explain why the information regarding the Fund’s use of borrowing is provided only for the period August 19, 2015 through December 31, 2015.

Response: Registrant confirms that the Fund considers its use of leverage to be a principal strategy. Information regarding the Fund’s borrowings has been updated to reflect information disclosed in the Fund’s semi-annual report for the six months ended June 30, 2016.

Prospectus Summary - Special Risk Considerations, pages 10 - 21

3.	Comment: Please confirm supplementally that the risks discussed in this section are considered to be principal risks for the Fund. To the extent any risks are not considered principal risks, please remove them.

Response: Registrant so confirms.

Portfolio Composition - Derivatives, pages 37 - 41

4.	Comment: Please confirm supplementally whether the Fund’s use of derivatives is considered a principal strategy for the Fund. Please remove any discussion of derivatives that the Fund will not use.

Response: Registrant confirms that the use of derivatives is a non-principal strategy for the Fund. Registrant has therefore determined to remove disclosure regarding derivatives from the Prospectus Summary. Registrant will also relocate disclosure regarding derivatives that is already in the Prospectus to a separate section entitled “Other Policies.”

Edward J. Rubenstein

February 3, 2017

SAI - Other Policies, pages 3 - 4

5.	Comment: Please confirm supplementally whether the Fund will use derivatives for speculation. If so, please include a sentence to that effect in the first paragraph of this section.

Response: As is disclosed in this section and in the Prospectus, the Fund may enter into derivatives transactions to create investment exposure to the extent such transactions may facilitate implementation of its strategy more efficiently than through outright purchases or sales of portfolio instruments. The Fund will not use derivatives to obtain investment exposure over and above the amount of the Fund’s total assets. Registrant will add disclosure to this effect.

SAI - Investment Restrictions, pages 5 - 7

6.	Comment: The following disclosure appears in Investment Restriction (4):

Invest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and provided further that for purposes of this limitation, the term “issuer” shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participation.

Will the Fund purchase loan participations from persons interpositioned between the ultimate lender and the Fund?

Response: Registrant has reviewed its investments in loan participations and, because it does not intend to invest in second lien or subordinated loans, has eliminated discussions regarding those instruments from the Prospectus. With respect to the senior loans that Registrant will continue to hold or acquire, Registrant confirms that it will not acquire any such senior loans through interpositioned persons.

***

Edward J. Rubenstein

February 3, 2017

As requested by the Staff, we are attaching as an exhibit hereto pages from the Fund’s registration statement that reflect changes Registrant intends to make to its registration statement in a filing pursuant to Rule 497(c) under the Securities Act of 1933. If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Kathleen Macpeak